UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Dated as of November 5, 2002



                               NETIA HOLDINGS S.A.
 -------------------------------------------------------------------------------
                 (Translation of registrant's name into English)



                                 UL.POLECZKI 13
                              02-822 WARSAW, POLAND

 -------------------------------------------------------------------------------
                    (Address of principal executive office)







[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

                                EXPLANATORY NOTE

Attached is the following item:

1. Press Release, dated November 5, 2002.



This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

                                      -1 -
FOR IMMEDIATE RELEASE




                               Contact:   Anna Kuchnio (IR)
                                          +48-22-330-2061
                                          Jolanta Ciesielska (Media)
                                          +48-22-330-2407
                                          Netia
                                          - or -
                                          Alexandra Jones
                                          Taylor Rafferty, London
                                          +44-(0)20-7936-0400
                                          - or -
                                          Jeff Zelkowitz
                                          Taylor Rafferty, New York
                                          212-889-4350


NETIA HOLDINGS S.A. REPORTS 2002 THIRD QUARTER RESULTS


WARSAW, Poland - November 5, 2002 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services (in terms of value of generated revenues), today announced unaudited financial results for the third quarter and the nine months ended September 30, 2002.


FINANCIAL HIGHLIGHTS:

REVENUES for Q3 2002 were PLN 152.4m (US$36.7m), a year-on-year increase of 11%. Year-to-date revenues were PLN 450.4m (US$108.6m), a year-on-year increase of 14%.

ONE NON-CASH EXCEPTIONAL ITEM of PLN 108.7m (US$ 26.2m) affected financial results for Q3 2002, related to a provision for impairment of fixed assets (27,350 connected lines and 100,975 ports installed on telecommunication switches).

ADJUSTED EBITDA (before the provision for impairment of fixed assets) for Q3 2002 was PLN 48.7m (US$ 11.7m), representing an adjusted EBITDA margin of 31.9%. Year-to-date adjusted EBITDA before the above item improved to PLN 121.0m (US$ 29.2m), with an adjusted EBITDA margin of 26.9%.

CASH at September 30, 2002 was PLN 374.1m (US$90.2m), excluding restricted investments of PLN 56.8m (US$13.7m).

CONSOLIDATED SHAREHOLDERS' EQUITY at the end of Q3 2002 was negative PLN 1,166.0m or US$281.1m.

THE RESTRUCTURING AGREEMENT relating to Netia's debt restructuring, entered into by Netia, Telia AB, certain companies controlled by Warburg Pincus & Co, certain financial creditors and the ad hoc committee of noteholders on March 5, 2002 (the "Restructuring Agreement"), continues to be implemented. Pursuant to the Restructuring Agreement, Netia's existing notes and certain creditor's claims under certain currency swap agreements will be exchanged for the new notes with an aggregate principal amount of EUR 50m to be issued by Netia Holdings B.V.,

Netia's Dutch finance subsidiary, and Netia's ordinary shares representing 91% of Netia's share capital immediately post-restructuring. The existing Netia shareholders will retain 9% ownership of post-restructuring share capital and will receive warrants to acquire shares representing 15% of Netia's post-restructuring share capital. Additionally, up to 5% of the post-restructuring share capital, excluding shares to be issued upon exercise of the warrants to be issued to the existing shareholders will be issued under a key employee stock option plan.

ALL NECESSARY SHARE AND WARRANT ISSUANCES in Netia's restructuring have been approved by its shareholders. On October 25, 2002, Netia filed with the Polish Securities and Exchange Commission ("Polish SEC") an updated version of the prospectus, filed previously in April 2002, relating to the issuance and registration of new shares pursuant to the Restructuring Agreement. The updated prospectus is currently being reviewed by the Polish SEC.

ARRANGEMENTPROCEEDINGS IN POLAND. The majority of creditors of Netia, Netia Telekom S.A. ("Telekom") and Netia South Sp. z o.o. ("South"), representing over 95%, 98% and 100% of total value of claims, respectively, voted in favor of the arrangement plans. The Polish court approved the arrangement plan for Netia and Telekom on August 9, 2002 and June 25, 2002, respectively. The approval of the arrangement plan for South is still pending.

AGREEMENT WITH THE DISSENTINGCREDITORS who had previously objected to the restructuring in the Polish arrangement proceedings and the ancillary proceedings in the U.S. Bankruptcy Court was signed on October 21, 2002 (the "Agreement"). The parties agreed to mutually release each other from any claims they may have relating to Netia's restructuring in Poland, the Netherlands and to Netia's investment account in the United States. Netia believes that the Agreement will facilitate the consummation of the restructuring to the benefit of all the Netia Group's customers and stakeholders.

COMPOSITION PROCEEDINGS IN THE NETHERLANDS. At the creditors' meetings of its three Dutch finance subsidiaries held on October 28, 2002, all creditors present cast their votes in favor of the composition plans of Netia Holdings B.V., Netia Holdings II B.V. and Netia Holdings III B.V., respectively. The hearing on verification of the votes and the approval of the composition plans will be held on November 6, 2002.

THE LICENSE FEE PAYMENTS AMOUNTING TOAPPROXIMATELY EUR 33M, originally due in November and December 2001, were deferred until December 31, 2002. In addition, a deferral fee, payable on December 31, 2002, in the total amount of PLN 15.8m for the re-scheduled license fee payments was imposed.

OPERATIONAL HIGHLIGHTS:

NETIA'S NATIONWIDE BACKBONE NETWORK is comprised of 3,580 km as of September 30, 2002.

SUBSCRIBER LINES decreased to 340,232 net of churn and disconnections, a year-on-year decrease of 1%.

BUSINESS CUSTOMER LINES increased to 103,209, a year-on-year increase of 10%. The business segment reached 30.3% of total subscriber lines while year-to-date revenues from business customers accounted for 57% of telecom revenues as of September 30, 2002.

NEW, MORE COMPETITIVE TARIFF PLANS FOR INTERNATIONALLONG-DISTANCE CONNECTIONS were introduced on November 1, 2002.

AVERAGE REVENUEPER LINE decreased by 2% to PLN 120 in September 2002, compared to PLN 122 in September 2001 as a result of price erosion. On the other hand, revenue growth benefited from increased sales of data, carrier's carrier and other non-direct voice services.

HEADCOUNT decreased to 1,283 at September 30, 2002 from 1,639 at September 30, 2001 as a result of management's program of cost reduction initiated in August 2001.

OTHER HIGHLIGHTS:

WOJCIECH MADALSKI WAS APPOINTED CHIEF EXECUTIVE OFFICER AND PRESIDENT OF THE MANAGEMENT BOARD OF NETIA HOLDINGS S.A., effective September 17, 2002.

EXTRAORDINARY SHAREHOLDERS' MEETING OF NETIA HOLDINGS S.A. held on August 30, 2002 adopted resolutions pursuant to which the mandates of its Supervisory Board members appointed in 1999, i.e., Jan Guz, Donald Mucha and David Oertle, shall expire in 2003 at Netia's Ordinary General Shareholders' Meeting to be convened to approve its financial statements for the financial year 2002.

NETIA'S AMERICAN DEPOSITORY SHARES WERE DE-LISTED FROM THE NASDAQ STOCK MARKET, effective October 15, 2002. Netia has requested a review of this decision by the Nasdaq Listing and Hearing Review Council.


WOJCIECH MADALSKI, NETIA'S PRESIDENT AND CHIEF EXECUTIVE OFFICER commented:

"Third quarter revenues increased by 11% year-on-year as Netia continued to expand its business customer base in a difficult economic environment. As a result of this and cost reduction efforts our adjusted EBITDA margin continued to increase. New efforts are being undertaken to strengthen Netia's sales and marketing and customer service focus in order to drive top-line growth, taking advantage of Netia's advanced technological infrastructure and service offering.

"We are targeting to complete Netia's restructuring by year-end 2002. This will give Netia a solid capital structure for the future."

AVI HOCHMAN, CHIEF FINANCIAL OFFICER OF NETIA, added: "This has indeed been a busy and productive quarter for the financial and operational restructuring of Netia. We made significant progress in the process of restructuring Netia's debt.

"We are also strengthening our balance sheet to reflect Netia's intensifying focus on business customers in profitable urban areas. This resulted in a decision to book an impairment charge in relation to a number of telephone lines in other areas on which we do not expect to generate adequate returns.

"Lastly, our revenue growth initiatives are complemented by continuing programs to increase efficiency and strengthen Netia's competitive position. This has contributed significantly to the third quarter growth in positive adjusted EBITDA to PLN 48.7m and an adjusted EBITDA margin increase to 31.9%."

FINANCIAL INFORMATION

2002 YEAR TO DATE VS. 2001 YEAR TO DATE

REVENUES increased by 14% to PLN 450.4m (US$108.6m) during the nine-month period ended September 30, 2002 compared to PLN 394.0m for the same period in 2001.

REVENUES FROM TELECOMMUNICATIONS SERVICES increased by 17% to PLN 436.7m (US$105.3m) from PLN 372.9m in the corresponding period of 2001. The increase was primarily attributable to an increase in the number of business lines and an increase in business mix of lines as well as expansion of new products, such as indirect domestic long distance, data transmission and wholesale services.

AN EXCEPTIONAL NON-CASH ITEM of PLN 108.7m (US$ 26.2m) impacted the financial results for the period and was related to the provision for the impairment of fixed assets. This provision relates to our investment in 27,350 connected lines and 100,975 ports, which were located outside the main geographic areas of strategic interest to Netia. The above provision follows the impairment of goodwill and fixed assets of PLN 317.1m recorded in Q3 2001, as a continued effort to solidify our balance sheet. The majority of ports affected by this provision are associated with the past write-off of 70,200 connected lines.

ADJUSTED EBITDA (before the provision for impairment of fixed assets) increased by 147% to PLN 121.0m (US$ 29.2m) for the first nine months of 2002 from PLN 48.9m for the same period in 2001. Adjusted EBITDA margin increased to 26.9% from 12.4%. This increase was achieved thanks to a successful implementation of Netia's cost reduction program in late 2001, part of our effort to preserve cash, and increase revenues from new products.

"OTHER OPERATING EXPENSES" decreased by 12% to PLN 233.6m (US$56.3m) for the nine-month period ended September 30, 2002, from PLN 265.5m for the corresponding period in 2001. "Other operating expenses" represented 52% of total revenues for the nine-month period ended September 30, 2002, compared to 67% for the same period in 2001, with salaries and benefits being the main item. Salaries and benefits decreased year-on-year by 14% to PLN 89.8m (US$ 21.6m) for the nine-month period ended September 30, 2002 from PLN 105.0m for the first nine months of 2001, mainly as a result of the headcount reduction program. In addition, "other operating expenses" recorded for the nine-month period ended September 30, 2001 included an allowance for receivables from Millennium Communications S.A. of PLN 16.9m.

INTERCONNECTION CHARGES were PLN 89.5m (US$21.6m) for the nine-month period ended September 30, 2002 as compared to PLN 89.7m for the first nine months of 2001. Interconnection charges as a percentage of calling charges decreased to 29% from 34%, reflecting the increased proportion of traffic carried through Netia's own backbone network.

DEPRECIATION OF FIXED ASSETS increased by 20% to PLN 152.2m (US$36.7m) from PLN 126.7m for the nine-month period ended September 30, 2001, as the construction stage of additional parts of the network was completed.

AMORTIZATION OF OTHER INTANGIBLE ASSETS increased by 33% to PLN 54.8m (US$13.2m) from PLN 41.1m for the nine-month period ended September 30, 2001, due to an increased level of amortization of computer software costs associated with our information technology systems.

NET FINANCIAL EXPENSES increased to PLN 634.4m (US$152.9m) for the nine-month period ended September 30, 2002 from PLN 389.3m for this period in 2001, due to foreign exchange losses resulting from the significant depreciation of the Polish zloty against the euro and U.S. dollar during the first nine months of 2002 compared to relatively stable level of foreign exchange rates during the same period of 2001. Additionally, interest costs on the notes issued by Netia accrued through the whole nine-month period ended September 30, 2002 although Netia ceased to pay interest on its notes in December 2001. In accordance with Dutch law, the interest on notes accrues until the composition proceedings are finalized. Upon completion of Dutch moratorium proceedings, financial costs accrued during the period of the proceedings shall be reversed.

NET LOSS decreased by 5% to PLN 823.6m (US$198.5m), compared to a net loss of PLN 862.8m for the first nine months of 2001. The loss for the period was attributable to an increase in net financial expenses related mainly to unrealized foreign exchange losses. However, a majority of the financial expenses are non-cash items that do not impact Netia's cash flows. In addition, the amount of net loss for the first nine months of 2001 was impacted by three exceptional items totaling PLN 334.1m.

CASH USED IN INVESTING ACTIVITIES decreased by 61% to PLN 221.1m (US$53.3m) for the nine-month period ended September 30, 2002, from PLN 570.3m for the same period of 2001, in accordance with the revised business plan approved in late 2001, aimed at preserving cash.

CASH AND CASH EQUIVALENTS at September 30, 2002 amounting to PLN 374.1m (US$90.2m) were available to fund Netia's operations. Netia also had deposits in an investment account of PLN 56.8m (US$13.7m) at September 30, 2002 established, subject to conditions, to service the interest payments on its 2000 Senior Notes in June 2002. These deposits are expected to be transferred to the Company in accordance with the Restructuring Agreement at the completion of the restructuring.

Q3 2002 VS. Q2 2002

REVENUES increased by 1% to PLN 152.4m (US$36.7m) for Q3 2002 compared to PLN 151.4m for Q2 2002. This increase was attributable to a 2% increase in telecommunications revenues to PLN 149.1m (US$35.9m) in Q3 2002 from PLN 146.9m in Q2 2002 and a 27% decrease in other revenues, representing the operations of Uni-Net, a joint venture with Motorola offering radio trunking services, to PLN 3.3m (US$0.8m) for Q3 2002 from PLN 4.5m in Q2 2002.

ADJUSTED EBITDA for Q3 2002 increased by 15% to PLN 48.7m (US$11.7m) from PLN 42.2m in Q2 2002. Adjusted EBITDA margin increased to 31.9% for Q3 2002 from 27.9% for Q2 2002. The increase in adjusted EBITDA and adjusted EBITDA margin was mainly a result of the strict cost control policy implemented in late 2001 and increase in revenues from new products.

NET LOSS amounted to PLN 328.1m (US$79.1m) in Q3 2002, compared to a net loss of PLN 250.0m in Q2 2002. The increase in net loss was mainly due to the impairment charge of PLN 108.7m (US$26.2m) related to the exceptional item recorded in Q3 2002.

OPERATIONAL REVIEW

CONNECTED LINES at September 30, 2002 amounted to 503,358 lines. The number of connected lines decreased in comparison with the numbers reported for Q2 2002 and Q3 2001 due to provision for impairment of 27,350 connected lines.

SUBSCRIBER LINES IN SERVICE decreased by 1% to 340,232 at September 30, 2002 from 343,634 at September 30, 2001 and by 1% from 342,145 at June 30, 2002. The number of subscriber lines is net of customer churn and disconnections by Netia of defaulting payers, which amounted to 8,257 and 5,341, respectively, for Q3 2002 and 19,599 and 18,550, respectively, for the first nine months of 2002. The recorded churn was mostly due to the deterioration of Polish economic conditions, which affected our customers and customers moving outside the coverage of Netia's network.

BUSINESS LINES AS A PERCENTAGE OF TOTAL SUBSCRIBER LINES reached 30.3%, up from 27.3% at September 30, 2001 and 29.8% at June 30, 2002, reflecting the intensified focus on the corporate and SME market segments. Business customers accounted for all net additions in the quarter while the residential segment saw net disconnections. Revenues from business customers accounted for 57% of telecommunications revenues for the nine-month period ended September 30, 2002.

BUSINESS CUSTOMER LINES IN SERVICE increased by 10% to 103,209 at September 30, 2002 from 93,713 at September 30, 2001 and by 1% from 101,997 at June 30, 2002.

AVERAGE MONTHLY REVENUE PER LINE decreased by 2% to PLN 120 (US$ 29) for September 2002, compared to PLN 122 for September 2001 and decreased by 2% from PLN 123 for June 2002.

AVERAGE MONTHLY REVENUE PER BUSINESS LINE amounted to PLN 226 (US$ 54) for September 2002, representing a 7% decrease from PLN 243 for September 2001 and a 4% decrease from PLN 236 for June 2002.

AVERAGE MONTHLY REVENUE PER RESIDENTIAL LINE amounted to PLN 73 (US$ 18) for September 2002, representing a 4% decrease from PLN 76 for September 2001 and a 1% decrease from PLN 74 for June 2002.

NEW, ATTRACTIVE TARIFF PLANS FOR INTERNATIONAL LONG-DISTANCE CONNECTIONS were introduced on November 1, 2002, to replace the current tariffs for these services offered both on standard lines and on Voice over Internet Protocol ("VoIP") technology.

NEW TARIFF PACKAGES FOR INDIRECT DOMESTIC LONG-DISTANCE (CUSTOMERS OF NETIA 1 SP. Z O.O. ("NETIA 1")) AND ISDN SERVICES were introduced on June 1, 2002. These new packages supplement the current Netia tariff offerings, providing easy-to-understand tariff plans with the usage time measured on a per-second basis. As of October 15, 2002, the ISDN Multi service customers on the per-second tariff can also choose to pay their bills for analog and ISDN Duo connections according to this plan.

NETIA 1055 INTERNET TELEPHONY SERVICE, which offers cheaper international calls based on VoIP technology, was launched on July 1, 2002. The new service complements Netia's existing service offerings of Netia 1, a provider of indirect domestic long-distance service through Netia's prefix (1055).

CONNECTIONS TO MOBILE networks at competitive pricing levels were offered to Netia 1055 customers as of August 1, 2002, further enhancing Netia's indirect domestic long-distance services.

INTERNET FLAT RATE SERVICE was launched for Netia directly and non-directly connected users of Internet dial-up access as well as for Netia customers using ISDN Duo lines on April 16, 2002, June 17, 2002, and July 5, 2002, respectively. The new service enables a specified number of hours of Internet access each month for a flat rate.

NETIA'S NATIONWIDE BACKBONE NETWORK connecting Poland's largest urban areas now stretches to 3,580 kilometers and consists of 2,470 kilometers of fiber and 1,110 kilometers of leased lines. Netia is constructing additional infrastructure, planned for completion in 2002, of approximately 960 kilometers.

HEADCOUNT at September 30, 2002 was 1,283, compared to 1,639 at September 30, 2001 and 1,323 at June 30, 2002. During 2001 Netia made announcements on headcount reductions of approximately 20%, and finalization of this program is being carried out.

THE NUMBER OF ACTIVE LINES IN SERVICE PER EMPLOYEE increased by 26% to an average of 270 in Q3 2002, from 215 in Q3 2001. The number of active lines in service per employee in the first nine months of 2002 increased by 24% to an average of 261 compared to 211 in the same period last year.

MONTHLY AVERAGE TELECOMMUNICATIONS REVENUE PER EMPLOYEE increased by 43% to PLN 39,451 in Q3 2002 from PLN 27,523 in Q3 2001. Monthly average telecommunications revenue per employee in the nine months ended September 30, 2002 increased by 43% to PLN 37,276 compared to PLN 26,078 for the same period last year.

LICENSE PAYMENTS. The Polish Minister of Infrastructure decided on June 28, 2002 to postpone the payment of license fee installments of certain Netia operating subsidiaries, originally due in November and December 2001, until December 31, 2002. Previously, on November 30, 2001 and January 19, 2002, the Minister of Infrastructure announced his decision to postpone the payment of these installments until January 20, 2002 and June 30, 2002, respectively. The current total amount of these installments is approximately EUR 33 million. A deferral fee of PLN 15.8m is due in December 2002. Netia submitted claims to the competent Polish regulatory authorities seeking to confirm expiry, cancellation or deferral of its remaining license fee obligations, following the regulatory changes introduced with the enactment of the new Telecommunications Act on January 1, 2001.

CHANGES IN CAPITAL BASE OF NETIA 1, a provider of indirect domestic long-distance services. Netia Holdings S.A. and the Warsaw electric utility, Stoen S.A. ("Stoen"), agreed on July 2, 2002 that Stoen will acquire 133,233 existing shares of Netia in exchange for Stoen's 87,332 shares in Netia 1. The agreement was entered into pursuant to the Netia 1 consortium agreement and as a consequence of changes in the new Polish telecom law effective as of January 1, 2001, abolishing the foreign ownership restrictions on telecom operators in Poland. As a result of the transaction, the Netia group companies jointly own an 89% stake in Netia 1. The remaining 11% stake is owned by Telia AB.

THE POLISH CHAMBER OF COMMERCE ARBITRATION COURT (THE "ARBITRATION COURT") DISMISSED THE DIRECT CLAIMS OF MILLENNIUM COMMUNICATIONS S.A. ("MILLENNIUM") AND NEWMAN FINANCE CORPORATION against Netia for: (i) declaration of the Share Subscription Agreement dated August 8, 2000 void and ineffective and (ii) payment of PLN 11.5m by Netia. The Arbitration Court also dismissed Netia's counter-claim for damages in the amount of PLN 8.5m. Netia intends to petition the proper court of law to set aside the Arbitration Court's ruling, claiming, among other things, material breaches of material law and arbitration procedures by the Arbitration Court. A separate litigation by Netia against Millennium for the repayment of a loan in the amount of PLN 11.5m is still pending before the District Court in Warsaw.

                                       8

 Key Figures
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
PLN'000                             YTD 02        YTD 01       3Q02        2Q02          1Q02          4Q01         3Q01
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                            450,372     393,983      152,396     151,416       146,560       144,868      136,789
Adjusted EBITDA***                  121,028     48,872       48,689      42,249        30,090        29,294       17,745
Margin %                            26.9%       12.4%        31.9%       27.9%         20.5%         20.2%        13.0%
Net loss before FX                  (509,662)   (788,881)    (237,506)   (130,078)     (142,078)     (516,166)    (495,795)
Net profit / (loss) after FX        (823,548)   (862,808)    (328,131)   (250,010)     (245,407)     (286,409)    (761,020)
Net debt**                          3,271,657   2,775,926    3,271,657   3,201,760     3,063,715     2,862,423    2,775,926
EBIT                                (194,677)   (470,959)    (133,136)   (24,567)      (36,974)      (57,940)     (383,261)


------------------------------------------------------------------------------------------------------------------------------

US$'000*                            YTD 02      YTD 01       3Q02        2Q02          1Q02          4Q01         3Q01
------------------------------------------------------------------------------------------------------------------------------

Revenues                            108,570     94,977       36,738      36,502        35,331        34,923       32,976
Adjusted EBITDA***                  29,176      11,781       11,738      10,185        7,254         7,062        4,278
Margin %                            26.9%       12.4%        31.9%       27.9%         20.5%         20.2%        13.0%
Net loss before FX                  (122,863)   (190,174)    (57,255)    (31,358)      (34,251)      (124,431)    (119,521)
Net profit / (loss) after FX        (198,532)   (207,996)    (79,102)    (60,270)      (59,160)      (69,044)     (183,458)
Net debt**                          788,693     669,188      788,693     771,843       738,565       690,040      669,188
EBIT                                (46,930)    (113,533)    (32,095)    (5,922)       (8,913)       (13,968)     (92,392)



* The US$ amounts shown in this table and in the entire document have been translated using the exchange rate of PLN 4.1482 = US$1.00, the average rate announced by the National Bank of Poland at September 30, 2002. These figures are included for the convenience of the reader only.

** Net debt is defined as current maturities of long-term debt less cash and restricted investments.

*** We define EBITDA as net income/(loss) as measured by IAS or U.S. GAAP, adjusted for depreciation and amortization, net financial expense, income taxes, minority interest, share of losses of equity investments and other losses and gains on dilution. EBITDA for 2001 and 2002 has been further adjusted for impairment of goodwill, provisions for fixed assets, effects of default on long-term debt and cancellation of swap transactions and is therefore defined as Adjusted EBITDA. We believe EBITDA and related measures of cash flow from operating activities serve as useful supplementary financial indicators in measuring the operating performance of telecommunication companies. EBITDA is not an IAS or U.S. GAAP measure and should not be considered as an alternative to IAS or U.S. GAAP measures of net income/(loss) or as an indicator of operating performance or as a measure of cash flows from operations under IAS or U.S. GAAP or as an indicator of liquidity. You should note that EBITDA is not a uniform or standardized measure and the calculation of EBITDA, accordingly, may vary significantly from company to company, and by itself provides no grounds for comparison with other companies.


Key operational indicators
====================================================================================================================================

                                                                     3Q02*         2Q02           1Q02          4Q01        3Q01
------------------------------------------------------------------------------------------------------------------------------------
Network data
Number of connected lines (cumulative)                               503,358       529,658        527,562       526,402     519,035

Subscriber data
Subscriber lines (cumulative)                                        340,232       342,145        342,288       343,802     343,634
Total net additions                                                  (1,913)       (143)          (1,514)       168         5,296
Business net additions                                               1,212         1,434          2,569         4,281       5,721
Business subscribers (cumulative)                                    103,209       101,997        100,563       97,994      93,713
Business mix of total subscriber lines                               30.3%         29.8%          29.4%         28.5%       27.3%
Average monthly revenue per line (PLN)                               120^          123^           130           122         122
Average monthly revenue per business line (PLN)                      226^          236^           251           225         243
Average monthly revenue per residential line (PLN)                   73            74             79            81          76


^ Average monthly revenue per line and per business line excludes the revenues from carrier's carrier services.

* The number of connected lines reported for Q3 2002 has been recalculated in order to reflect the impairment of 27,350 lines due to the future limited utilization of certain existing parts of Netia's local access network.



                               (Tables to Follow)

                                     - 10 -

Income statement (according to IAS), unaudited
====================================================================================================================================
(PLN in thousands unless otherwise stated)


 Time periods:                                                YTD 02            YTD 01            3Q02              2Q02
 -----------------------------------------------------------------------------------------------------------------------------------

 Telecommunications revenue                                   436,691           372,894           149,060           146,874
 Other revenue                                                13,681            21,089            3,336             4,542
 Total revenues                                               450,372           393,983           152,396           151,416

 Interconnection charges                                      (89,532)          (89,738)          (29,982)          (30,168)
 Cost of equipment                                            (6,172)           (6,805)           (2,032)           (2,063)
 Other operating expenses                                     (233,640)         (265,512)         (71,693)          (76,936)
 Adjusted EBITDA                                              121,028           48,872            48,689            42,249
 Margin (%)                                                   26.9%             12.4%             31.9%             27.9%

 Provision for receivables subject to court settlements       0                 (16,944)          0                 0

 Depreciation of fixed assets                                 (152,191)         (126,664)         (54,905)          (48,513)
 Amortization of intangible assets                            (54,825)          (41,145)          (18,231)          (18,303)
 Amortization and impairment of goodwill                      0                 (238,217)         0                 0
 Impairment provision for fixed assets                        (108,689)         (96,861)          (108,689)         0
 EBIT                                                         (194,677)         (470,959)         (133,136)         (24,567)
 Margin (%)                                                   -43.22%           -119.5%           -87.4%            -16.2%

 Net financial income / (expenses)                            (634,397)         (389,324)         (202,113)         (224,607)
 Loss before tax                                              (829,074)         (860,283)         (335,249)         (249,174)

 Tax charges                                                  (2,218)           (4,426)           (893)             (676)
 Minority share in (profit)/loss of subsidiaries              7,744             1,901             8,011             (160)
 Net loss                                                     (823,548)         (862,808)         (328,131)         (250,010)
 Margin (%)                                                   -182.9%           -219.0%           -215.3%           -165.1%

 Loss per share (not in thousands)                            (26.69)           (28.00)           (10.61)           (8.11)

 Weighted average number of shares outstanding (not in        30,854,382        30,817,291        30,927,353        30,817,291
 thousands)

 Note to financial expenses
 Net Interest Expense                                         (320,511)         (286,082)         (111,488)         (104,675)
 Net Foreign Exchange gains / (losses)                        (313,886)         (73,927)          (90,625)          (119,932)
 Fair value losses on cross currency swap transactions        0                 (29,315)          0                 0


                                    - 11 -


    BALANCE SHEET (ACCORDING TO IAS, unaudited)
    ================================================================================================================================
    (PLN in thousands unless otherwise stated)

    Time Periods                                                       SEPTEMBER 30, 2002             DECEMBER 31, 2001
    --------------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents                                          374,100                        486,946
    Restricted investments                                             56,802                         47,500
    Accounts receivable
         Trade, net                                                    87,402                         91,838
         Government                                                    6,122                          15,179
         Other, net                                                    6,649                          3,510
    Inventories                                                        1,548                          1,708
    Prepaid expenses                                                   9,737                          9,358
    Total current assets                                               542,360                        656,039

    Investments                                                        1,061                          1,949
    Fixed assets, net                                                  2,278,213                      2,454,309
    Computer software, net                                             104,195                        82,944
    Licenses, net                                                      647,272                        695,149
    Other long term assets                                             60,999                         13,957
    Total non-current assets                                           3,091,740                      3,248,308

    TOTAL ASSETS                                                       3,634,100                      3,904,347

    Current maturities of long term debt                               3,702,559                      3,396,869
    Short term liabilities for licenses                                190,793                        165,613
    Accounts payable and accruals
         Trade                                                         77,056                         170,779
         Liability connected with swaps cancellation                   203,882                        224,907
         Accruals and other                                            491,583                        163,561
    Deferred income                                                    7,520                          7,495
    Total current liabilities                                          4,673,393                      4,129,224
    Long term liabilities for licenses                                 109,640                        92,764
    Total non-current liabilities                                      109,640                        92,764

    Minority interest                                                  17,064                         25,607

    Share capital                                                      203,285                        203,285
    Share premium                                                      1,713,865                      1,713,865
    Treasury shares                                                    (2,812)                        (3,611)
    Accumulated deficit                                                (3,080,335)                    (2,256,787)
    Total shareholders' deficit                                        (1,165,997)                    (343,248)


    TOTAL LIABILITIES AND DEFICIT                                      3,634,100                      3,904,347





    Cash flow statement (according to IAS), unaudited
    ================================================================================================================================
    (PLN in thousands unless otherwise stated)

    TIME PERIODS:                                                            YTD 02             YTD 01           3Q02         2Q02
    --------------------------------------------------------------------------------------------------------------------------------
    Net Loss                                                              (823,548)          (862,808)      (328,131)      (250,010)

    Adjustment to reconcile net loss to net cash provided by
    operating activities
    Depreciation and amortization of goodwill                               207,016            185,747         73,136         66,816
    Amortization of discount on notes                                             0             95,009              0              0
    Minority interest                                                       (7,744)            (1,901)        (8,011)            160
    Interest expense accrued on long term debt                              314,951            232,372        109,520        102,436
    Interest expense accrued on license liabilities                          15,890             12,009          5,387          5,534
    Impairment of goodwill                                                        0            220,279              0              0
    Impairment provision for fixed assets                                   108,689             96,861        108,689              0
    Allowance for debtors subject to court settlements                            0             16,944              0              0
    (Increase)/decrease in long term assets                                       0              1,425              0              0
    Foreign exchange (gains) / losses                                       317,397             78,273         88,412        125,199
    Change in working capital                                                20,052             71,155         24,473          (931)
    Net cash provided by operating activities                               152,703            145,365         73,475         49,204

    Purchase of fixed assets and computer software                        (221,071)          (513,881)       (56,299)       (72,710)
    (Increase) / decrease of investments                                          0              8,500              0              0
    Purchase of minority interest                                                 0           (60,883)              0              0
    Payments for licenses                                                         0            (3,998)              0              0
    Net cash used in investing activities                                 (221,071)          (570,262)       (56,299)       (72,710)

    Payment of interest on long term debt                                         0           (55,220)              0              0
    Increase of restricted cash                                                   0            (7,135)              0              0
    Payments related to restructuring                                      (46,739)                  0       (13,851)       (12,401)
    Payment for cancellation of swap transactions                          (29,279)                  0              0              0
    Net cash used in financing activities                                  (76,540)           (62,355)       (13,851)       (12,401)

    Effect of exchange rate change on cash and cash equivalents              31,540           (12,210)          5,838         11,645

    Net change in cash & cash equivalents                                 (112,846)          (499,462)          9,163       (24,262)

    Cash & cash equivalents at the beginning of the period                  486,946          1,142,850        364,937        389,199

    Cash & cash equivalents at the end of the period                        374,100            643,388        374,100        364,937



Netia management will hold a conference call tommorow, Wednesday, November 6 to review the results at 3:30 PM (UK) / 4:30 PM (Continent) / 10:30 AM (Eastern). To register for the call and obtain dial in numbers please contact Alex Jones at Taylor Rafferty London on +44 (0) 20 7936 0400 or Abbas Qasim at Taylor Rafferty New York on 212 889 4350.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002 and its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002 and its Current Report on Form 6-K filed with the Commission on November 1, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.



                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Date:  November 5, 2002



                                             NETIA HOLDINGS S.A.



                                             By:     /S/ AVRAHAM HOCHMAN
                                                    ----------------------------
                                             Name:  Avraham Hochman
                                             Title: Chief Financial Officer
                                                      Vice President, Finance





                                             By:    /S/ EWA DON-SIEMION
                                                   -----------------------------
                                             Name:  Ewa Don-Siemion
                                             Title: Vice President, Legal